CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                              February 13, 2019


Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7818
              Senior Loan Closed-End and ETF Portfolio, Series 25
                                 (the "Trust")
                      CIK No. 1758662 File No. 333- 228723
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Dear Ms. Samuel:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to amend our response to Comment #3.

COMMENTS

Portfolio
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      3. UNDER THE HIGH-YIELD RISK, PLEASE DISCLOSE THE LOWEST RATING OF JUNK
THE FUNDS HELD BY THE TRUST WILL BE INVESTING IN AND INCLUDE ANY ASSOCIATED
RISKS.

      Response: The following disclosure has been added to the second paragraph of the High-Yield Securities Risk:

            The Funds held by the Trust may invest in securities of any high-yield credit quality, including securities rated as low as "D" by Standard and Poor's or "C" by Moody's.

      The following risk disclosure has also been added as the final paragraph of the High-Yield Securities Risk:

            Distressed debt securities are speculative and involve substantial risks in addition to the risks of investing in high-yield securities that are not in default. Generally, holders of distressed debt securities will not receive interest payments, and there is a substantial risk that the principal will not be repaid. In any reorganization or liquidation proceeding related to a distressed debt security, holders may lose their entire investment in the security.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                          ---------------------
                                          Daniel J. Fallon